BROADBAND STORAGE, INC.

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”) is made as of October 15, 2002, by and among Broadband Storage, Inc., a Delaware corporation (the “Company”), Moore Technology Venture Fund II, L.P. and Moore Global Investment Ltd. (collectively, “Moore”), Mellon Ventures II, L.P. (“Mellon”) and the investors listed on Exhibit A hereto and who execute this Agreement from time to time (Moore, Mellon and such other investors, the “Holders” and each individually a “Holder”), and amends and restates that certain Voting Agreement dated as of March 12, 2001 among the Company, Moore, Mellon and certain other stockholders of the Company (the “Prior Voting Agreement”).

RECITALS:

Whereas, certain of the Holders are being issued shares of the Company’s Series B Convertible Preferred Stock (the “Series B Stock”) and/or the Company’s Series A-1 Convertible Preferred Stock (the “Series A-1 Stock”) pursuant to that certain Series B Preferred Stock Purchase and Recapitalization Agreement (the “Purchase Agreement”) dated as of even date herewith (the “Financing”);

Whereas, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement by the Company and the Holders;

Whereas, certain undersigned Holders who are a party to the Prior Voting Agreement and who hold 66 2/3% of the Series A Preferred Stock desire to amend and restate the Prior Voting Agreement and to accept the rights and obligations created pursuant hereto in lieu of their rights and obligations under the Prior Voting Agreement; and

Whereas, in connection with the consummation of the Financing, the parties desire to enter into this Agreement in order to grant voting and certain other rights to the Holders as set forth below.

Now, Therefore, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

1.	Voting Arrangement.

(a)

Each Holder hereby agrees to take such action as may be required so that all shares of voting securities of the Company beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) by such Holder, whether now held or hereafter acquired by conversion, purchase or otherwise (the “Voting Stock”), are voted at each election of directors to the Board of Directors of the Company (the “Board”) (whether by written consent or at an annual or special meeting of stockholders) for: (i) the Chief Executive Officer of the Company; (ii) one representative nominated by Moore and/or Affiliates of Moore; (iii) one representative nominated by Mellon and/or Affiliates of Mellon; (iv) one representative to be nominated by the Financial Investor (as defined below); and (v) one representative recommended by the Chief Executive Officer of the Company and nominated jointly by a majority of the outstanding shares of Series B Stock and Series A-1 Stock, who will be an outside director not employed by or otherwise affiliated with the Company, and initially to be _________________________.  For purposes of this Section 1(a), “Affiliate” shall have the meaning set forth under Rule 144(a) of the Securities Act of 1933, as amended (the "Securities Act"), and for purposes of this Agreement shall include (A) a subsidiary or parent of a Holder, (B) a general, limited or retired partner of a Holder, (C) an affiliate fund of a Holder, (D) a member of a Holder that is a limited liability company, (E) a member of a limited liability company which is a member of a Holder, (F) the spouse, children, grandchildren or spouse of such children or grandchildren of a Holder, (G) senior employees of the manager of affiliated Holders that are investment funds, (H) persons and entities under common investment management with a Holder, or (I) trusts for the benefit of a Holder or such natural persons identified in clauses (F)-(H) above.  For the purposes of this Section 1(a), the term “Financial Investor” shall mean an investor who purchases for cash at least Five Million Dollars ($5,000,000) worth of Series B Stock at a price per share equal to or in excess of $0.661179408 on substantially the same terms and conditions as in the Purchase Agreement (excluding any Holder and/or its Affiliates that is a party to this Agreement on the execution date hereof).

(b)

The Holders, as holders of the Voting Stock, agree to be present, in person or by proxy, at all meetings of stockholders of the Company so that all shares of the Voting Stock held by the Holders may be counted for the purpose of determining the presence of a quorum at such meetings and voted as required herein.

(c)

Any vote taken to remove any director elected pursuant to this Section 1, or to fill any vacancy created by the resignation or death of a director elected pursuant to this Section 1, shall also be subject to the provisions of this Section 1.

2.

Termination of Voting Arrangement.  The voting arrangement contained herein shall terminate and be of no further force and effect upon the earlier to occur of: (a) the tenth anniversary of this Agreement or (b) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least $3.50 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like) and (ii) the net cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least $25,000,000, and pursuant to which the Series B Stock and Series A-1 Stock would be automatically converted into Common Stock under the Company’s then effective Certificate of Incorporation.

2.

3.

Board Observation Rights.  Each purchaser of shares of Series B Stock in the Financing that purchases shares for an aggregate purchase price in excess of Four Million Five Hundred Thousand Dollars ($4,500,000), except that such limit shall be Three Million Eight Hundred Ninety-Nine Thousand Nine Hundred Ninety-Nine Dollars ($3,899,999) for Quantum Corporation, shall be entitled, at each such purchaser’s option to appoint one (1) board observer (each such board observer a “Board Observer”), which option may be exercised or waived at any time by such purchaser.  Each Board Observer so appointed shall be entitled to notice of and to attend and participate (but not vote) in all meetings of the Board and, in addition, any Board Observer appointed by Quantum Corporation shall be entitled to notice of and to attend and participate (but not vote) in all meetings of the Audit Committee of the Board (but not any other committee of the Board).  Each Board Observer entitled to attend a meeting of the Board and/or Audit Committee, as applicable, shall be entitled to receive upon issuance to the members of the Board or Audit Committee, as applicable, any package of materials prepared for the members of the Board or Audit Committee, including the Company’s monthly financial statements; provided, however, that at the request of any member of the Board or Audit Committee, as applicable, any meeting of the Board or Audit Committee, as applicable, will be converted to a closed meeting and all Board Observers shall be excluded from the meeting at that time.  No Board Observer shall have any duties, responsibilities or liability by virtue of any Board Observer’s attendance at any meetings of the Board or Audit Committee or the failure to attend the same.

4.

Third Party Beneficiary.  Each Holder agrees that the Company shall be a third party beneficiary under this Agreement and that, as such, the Company shall be empowered to demand, through legal action or otherwise, the strict adherence by each Holder to the terms hereof and the enforcement of this Agreement.  In addition, the Company shall be entitled to recover damages from any Holder who breaches this Agreement.

5.	Legend. Each Holder understands and agrees that a legend in substantially the form set forth below shall appear on all stock certificates representing the Voting Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN COVENANTS REGARDING THE VOTING OF SUCH SHARES IN THE ELECTION OF DIRECTORS, AS SET FORTH IN AN AMENDED AND RESTATED VOTING AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN HOLDERS OF ITS CAPITAL STOCK.  A COPY OF SUCH AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY.

6.

Remedies.  Each Holder agrees that it would be impossible or inadequate to measure and calculate the damages to the other parties hereto and to the Company resulting from any breach of the voting arrangement set forth herein.  Accordingly, each Holder agrees that if such party breaches such arrangement, each other party hereto, including the Company, will have, in addition to any other right or remedy available, the right to obtain an injunction from a court of competent jurisdiction restraining such breach or threatened breach and to specific performance of such arrangement.

3.

7.	General Provisions.

(a)

This Agreement, and the rights of the parties hereto, shall be governed by, construed in accordance with and enforced under the laws of the State of New York without regard to the principles of conflicts of law of such state, except for intrinsic rights of stockholders which shall be governed by, construed in accordance with and enforced under the laws of the State of Delaware.

(b)

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors, and permitted transferees, except as may be expressly provided otherwise herein.

(c)

This Agreement, the Purchase Agreement (including any exhibits thereto) and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

(d)

Except as otherwise expressly provided herein, this Agreement may be amended only upon the written consent of: (i) Holders holding at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of Series B Stock (on an as converted to common stock basis), (ii) Holders holding at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Series A-1 Stock (on an as converted to common stock basis) and (iii) the Company.  Notwithstanding the foregoing, each Holder’s respective right to appoint a director under Section 1(a) and/or Board Observer under Section 3 may not be amended without the prior written consent of the Holder possessing such right.

(e)

In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(f)

For purposes of this Agreement, the number of shares of Voting Stock held by a Holder shall include the holdings of its Affiliates, and such holdings shall be aggregated together; provided, that the Holder and any Affiliate assignees and transferees shall have a single attorney-in-fact for the purpose of receiving any notices or taking any action under this Agreement.

(g)

The rights and obligations of the parties hereto may not be assigned without the prior written consent of the other parties hereto; provided, however, that such rights may be freely assigned by any of the parties hereto to their respective Affiliates; and, provided further, that such permitted assignees shall execute and deliver an additional counterpart signature page to this Agreement and shall be deemed “Holders” hereunder.

(h)

It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party hereto, upon any breach, default or noncompliance of the other party or parties under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement, by law, or otherwise afforded to parties, shall be cumulative and not alternative.

4.

(i) The parties hereto agree upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

(j)

All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the party to be notified at the address as set forth on Exhibit A or the signature pages hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

(k)

In the event that any suit or action is instituted to enforce any provision inthis Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(l)

Notwithstanding anything to the contrary contained herein, if the Company shall issue additional shares of Series B Stock pursuant to the Purchase Agreement, any purchaser of such shares of Series B Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and shall be deemed a “Holder” hereunder.

(m) This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument
5.

In Witness Whereof, the parties hereto have executed this AMENDED AND RESTATED VOTING AGREEMENTas of the date set forth in the first paragraph hereof.

COMPANY:
BROADBAND STORAGE, INC. a Delaware corporation

By: /s/ ERIC KELLY Name: Eric Kelly Title: Chief Executive Officer, President and Secretary

HOLDERS:

MOORE TECHNOLOGY VENTURE FUND II, L.P.
By: /s/ KEVIN SHANNON Name: Kevin Shannon, Chief Financial Officer, Moore Capital Management, Inc.

MOORE GLOBAL INVESTMENTS LTD.
By: /s/ KEVIN SHANNON Name: Kevin Shannon, Chief Financial Officer, Moore Capital Management, Inc.

MELLON VENTURES II, L.P. By:_______________________________________

By: MVMA II, L.P. a Delaware Limited Partnership Its: General Partner
By: MVMA, Inc., a Delaware Corporation Its: General Partner
By: /s/ JEFFREY H. ANDERSON Mr. Jeffrey H. Anderson

[Signature Page to Amended and Restated Voting Agreement]

Signature Page of Additional Holder to
Amended and Restated Voting Agreement
Subsequent Closing on October 28, 2002

HOLDER

QUANTUM CORPORATION
By: /s/ LARRY ORECKLIN
Name: Larry Orecklin
Title: President, SSG

EXHIBIT A

Moore Technology Venture Fund II, L.P.
Moore Global Investments Ltd.
Mellon Ventures II, L.P.